SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to

SCHEDULE TO

(Rule14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

QWEST COMMUNICATIONS INTERNATIONAL INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3.50% CONVERTIBLE SENIOR NOTES DUE 2025

(Title of Class of Securities)

749121 BY 4

(CUSIP Numbers of Class of Securities)

Stephen E. Brilz

Vice President and Deputy General Counsel

Qwest Communications International Inc.

1801 California Street

Denver, Colorado 80202

303-992-1400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

With a copy to:

Richard M. Russo

Gibson, Dunn & Crutcher LLP

1801 California Street, Suite 4200

Denver, Colorado 80202

303-298-5700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,440,898,250.00	$102,736.05

*	Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, the transaction valuation was calculated assuming that all 3.50% Convertible Senior Notes due 2025 (the “Convertible Notes”) of Qwest Communications International Inc. (the “Company”) outstanding as of July 9, 2010 will be purchased pursuant to the Offer (as defined herein) at a purchase price of $1,139.05 per $1,000 principal amount of Convertible Notes, based on the average of the high and low prices per share of the Company’s common stock reported on the New York Stock Exchange on July 9, 2010. The final purchase price per $1,000 principal amount of Convertible Notes will be determined in accordance with the pricing formula described in the Company’s Offer to Purchase, dated July 13, 2010. As of July 9, 2010, there were Convertible Notes outstanding in an aggregate principal amount of $1,265,000,000.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and is equal to $71.30 per $1,000,000 of the transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $102,736.05

Form or Registration No.: Schedule TO-I (File No. 005-53477)

Filing Party: Qwest Communications International Inc.

Date Filed: July 13, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-l.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Issuer Tender Offer Statement on Schedule TO (File No. 005-53477) filed with the Securities and Exchange Commission (the “SEC”) on July 13, 2010 by Qwest Communications International Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, as amended and supplemented by Amendment No. 1 thereto (“Amendment No. 1”) filed by the Company with the SEC on August 5, 2010, Amendment No. 2 thereto (“Amendment No. 2”) filed by the Company with the SEC on August 10, 2010, Amendment No. 3 thereto (“Amendment No. 3”) filed by the Company with the SEC on August 13, 2010 and Amendment No. 4 thereto (“Amendment No. 4”) filed by the Company with the SEC on August 20, 2010 (as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Original Schedule TO” and, as further amended and supplemented by this Amendment No. 5, the “Schedule TO”), in connection with the Company’s offer to purchase for cash (the “Offer”) any and all of its outstanding 3.50% Convertible Senior Notes due 2025 (the “Convertible Notes”) upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated July 13, 2010 (as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), each of which is attached as an exhibit to the Schedule TO. The Offer will expire at 5:00 p.m., New York City time, on Thursday, August 26, 2010, unless the Offer is extended or earlier terminated by the Company.

On August 24, 2010, the Company issued a press release announcing the results of its special stockholders meeting (the “Stockholders Meeting”), held earlier that day. At the Stockholders Meeting, the Company’s stockholders approved a proposal to adopt the Company’s merger agreement with CenturyLink, Inc.

This Amendment No. 5 is being filed to amend and supplement the Original Schedule TO and the Offer to Purchase by incorporating by reference the Company’s current report on Form 8-K (File No. 001-15577), filed with the SEC on August 24, 2010.

Except as expressly amended and supplemented by this Amendment No. 5, neither the Original Schedule TO nor the Offer to Purchase shall be amended, supplemented or otherwise modified hereby.

Item 11.	Additional Information.

(b) Item 11(b) of the Original Schedule TO and the Offer to Purchase are each hereby amended and supplemented by deleting, in the Offer to Purchase, the third bullet of the first paragraph of the section entitled “Incorporation of Documents by Reference” and replacing such third bullet with the following:

•

“Our current reports on Form 8-K, filed with the SEC on January 8, 2010, January 13, 2010, February 16, 2010 (the filing pursuant to Item 5.02 of Form 8-K only), February 22, 2010, April 22, 2010, May 13, 2010, August 10, 2010, August 13, 2010 and August 24, 2010 (other than any information in such reports that is deemed to have been furnished to, rather than filed with, the SEC in accordance with SEC rules).”

Item 12.	Exhibits.

Item 12 to the Original Schedule TO is hereby amended and supplemented by adding the following:

“(a)(5)(v)	Press Release, dated August 24, 2010 (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on August 24, 2010, File No. 001-15577).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QWEST COMMUNICATIONS INTERNATIONAL INC.

DATE: August 24, 2010	By:	/S/ STEPHEN E. BRILZ
	Name:	Stephen E. Brilz
	Title:	Vice President and Assistant Secretary

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated July 13, 2010. *

(a)(1)(ii)	Form of Letter of Transmittal. *

(a)(1)(iii)	Form of Notice of Withdrawal. *

(a)(5)(i)	Press Release, dated July 13, 2010. *

(a)(5)(ii)	Press Release, dated July 13, 2010. *

(a)(5)(iii)	Press Release, dated August 10, 2010 (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on August 10, 2010, File No. 001-15577).

(a)(5)(iv)	Press Release, dated August 13, 2010 (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on August 13, 2010, File No. 001-15577).

(a)(5)(v)	Press Release, dated August 24, 2010 (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on August 24, 2010, File No. 001-15577).

(d)(1)	Senior Debt Securities Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).

(d)(2)	First Supplemental Indenture, dated as of November 8, 2005, by and between Qwest Communications International Inc. and U.S. Bank National Association (incorporated by reference to Qwest Communications International Inc.’s Current Report on Form 8-K filed on November 14, 2005, File No. 001-15577).

*	Previously filed with this Schedule TO on July 13, 2010.

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